Del Frisco’s Restaurant Group, Inc.
Direct: 817-601-4405
nthomson@dfrg.com
September 18, 2017

VIA EDGAR
Ms. Melissa Raminpour
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Del Frisco’s Restaurant Group, Inc. Form 10-K for Fiscal Year Ended December 27, 2016 Filed February 28, 2017 File No. 001-35611
Dear Ms. Raminpour:
We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 11, 2017 to Neil H. Thomson, Chief Financial Officer of Del Frisco’s Restaurant Group, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2016, filed on February 28, 2017 (the “Form 10-K”).
For ease of reference, the Staff’s comments are set forth below in italics, followed by our responses to the comments.
Form 10-K for Fiscal Year Ended December 27, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1.
We note your presentation of Restaurant-Level EBITDA Margin for each segment as well as on a consolidated basis. Please note that when you disclose this measure for each reportable segment it is not considered a non-GAAP measure under Item 10(e)(5) of Regulation S-K, as it appears to be the primary profitability measure used by your CODM as disclosed in Note 12. However, when disclosed on a consolidated basis, outside of the ASC 280 required disclosure in the notes, the measure is considered non-GAAP. Please revise your disclosures within MD&A to include specific disclosure of how consolidated Restaurant-Level EBITDA Margin is useful to investors. Your disclosure should indicate that the measure is not indicative of overall results for the company, and the fact that restaurant-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K Question 102.03 of the non-GAAP C&DIs. Your disclosure in your earnings releases on Form 8-K should be similarly revised and should reconcile this measure to operating income, as it represents the most comparable GAAP measure.

Company’s Response:
We acknowledge the Staff’s comment, and in response thereto, intend to expand the referenced Management’s Discussion and Analysis disclosure in our future filings with the Commission to include the requested information. Specifically, we propose expanding our historical disclosure as follows:
Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin. Restaurant-level EBITDA represents operating income plus the sum of pre-opening costs, general and administrative expenses, lease termination and closing costs, secondary public offering costs, impairment charges and depreciation and amortization. Restaurant-level EBITDA margin represents Restaurant-level EBITDA as a percentage of our revenues. These non-GAAP operating measures are useful to both management and investors because they represent one means of gauging the overall profitability of our recurring and controllable core restaurant operations for each segment, and all segments at a consolidated level. These measures are not however indicative of our overall results, nor does restaurant-level profit accrue directly to the benefit of stockholders, primarily due to the exclusion of corporate-level expenses. See note 12 in the notes to our consolidated financial statements for a reconciliation of restaurant-level EBITDA to operating income at a consolidated level.
We also intend to make similar revisions to the comparable disclosure in our future earnings releases, including with respect to the use of operating income as the most comparable GAAP measure to which restaurant-level EBITDA is reconciled.

Note 12. Segment Reporting, page F-16

2.
We note that you disclose property, plant and equipment by segment on a gross basis. Please revise your disclosure to include a reconciliation of the total of segment property, plant and equipment to that reported on a consolidated basis as required by ASC 280-10-50-30.

Company’s Response:
We acknowledge the Staff’s comment, and in response thereto, intend to revise our Consolidated Balance Sheets in our future filings with the Commission to include a subtotal of property, plant, and equipment on a gross basis to match the consolidated property, plant, and equipment amounts disclosed in our segment footnote. Specifically, we propose expanding the plant, property and equipment portion of our Consolidated Balance Sheets as follows (amounts in $1,000’s; proposed changes shown in italics):

Property and equipment:
Land	6,477	8,295
Buildings	9,460	11,162
Leasehold improvements	200,122	173,545
Furniture, fixtures, and equipment	68,123	60,948
Property and equipment, gross	284,182	253,950
Less accumulated depreciation	(88,190)	(70,759)
Property and equipment, net	195,992	183,191
If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 601-4405.
Sincerely,
/s/ Neil H. Thomson

Neil H. Thomson
Chief Financial Officer
(Principal Financial & Accounting Officer)

cc: Effie Simpson